LUSE GORMAN, PC

ATTORNEYS AT LAW

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WASHINGTON, D.C. 20015

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WRITER’S DIRECT DIAL NUMBER (202) 274-2009	WRITER’S E-MAIL mlevy@luselaw.com

March 13, 2023

Madeleine Mateo, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SR Bancorp, Inc. Draft Registration Statement on Form S-1 Submitted on October 28, 2022 CIK No. 0001951276

Dear Ms. Mateo:

On behalf of SR Bancorp, Inc. (“SR Bancorp”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting SR Bancorp’s Registration Statement on Form S-1. Set forth below are SR Bancorp’s responses to the Staff’s comments set forth in your letter dated November 22, 2022. The Form S-1 has been blacklined to reflect changes from the original filing, including updating the document for financial and other information as of December 31, 2022, reflecting a revised independent valuation and reflecting the merger consideration in the proposed merger with Regal Bancorp, Inc. will consist solely of cash instead of stock and cash.

Draft Registration Statement on Form S-1 submitted October 28, 2022

Cover Page

1.      We note your disclosure on page 13 that generally, no individual may purchase more than 25,000 shares of common stock. Please add this maximum purchase amount to the cover page of the prospectus.

Response: The requested disclosure has been added to the cover page of the prospectus.

LUSE GORMAN, PC

Madeleine Mateo

Division of Corporation Finance

Office of Finance

March 13, 2023

Summary, page 1

2.      Refer to page 141. We note your disclosure that all depositors have voting rights in Somerset Savings Bank as to all matters requiring depositor action and that upon completion of the conversion depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross reference to this section.

Response: The requested disclosure has been added to the cover page of the prospectus.

3.      We note that your business strategy includes leveraging the residential lending expertise of Somerset Savings Bank and the commercial lending expertise of Regal Bank to pursue new opportunities to increase lending in your primary market area and expand its existing loan relationship. Please balance the discussion by disclosing the added risks of such lending, as disclosed on pages 22-24.

Response: A cross-reference to the relevant Risk Factor has been added to “Summary—The Companies—Our Business Strategy.”

Risk Factors

The geographic concentration of our loan portfolio and lending activities, page 21

4.      Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures. Please make conforming changes for the risk factor starting with “[a]lmost all of our loans are secured by real estate...” on page 22.

Response: The requested disclosure has been added to “Risk Factors—Risks Related to Economic Conditions—The geographic concentration of our loan portfolio and lending activities” and “—Risks Related to Lending Activities—Almost all of our loans are secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.”

Changes in interest rates or the shape of the yield curve, page 21

5.      Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Response: The requested disclosure has been added to “Risk Factors—Risks Related to Interest Rates—Changes in interest rates or the shape of the yield curve may adversely affect our profitability and financial condition.”

LUSE GORMAN, PC

Madeleine Mateo

Division of Corporation Finance

Office of Finance

March 13, 2023

We are an emerging growth company, page 28

6.      Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements as long as you are a smaller reporting company. Please make conforming changes throughout the registration statement as applicable.

Response: The requested disclosure has been added to “Risk Factors—Risks Related to Regulatory Matters” and conforming changes have been made in the registration statement.

Comparison of Financial Condition at June 30, 2022 and June 30, 2021, page 65

7.      In the last sentence on page 65, please clarify, if true, that the “$5.6 increase in accumulated other comprehensive lost” means millions.

Response: The above-referenced disclosure has been clarified.

Directors of Somerset Savings Bank and SR Bancorp, page 107

8.      We note your disclosure on page 157 that your board of directors will be divided into three classes. Please revise this section to reflect this information. Please also disclose what directors will serve in each class and the period of time for each class to serve on the board.

Response: The “Management of SR Bancorp—Directors of Somerset Savings Bank and SR Bancorp” has been revised to clarify that the table disclosing the members of the board of directors and their terms refers their directorships on SR Bancorp as well as Somerset Savings Bank boards of directors.

The Merger with Regal Bancorp, page 125

9.      Please discuss material aspects of the background of the transaction, including who initiated discussions, whether the registrant considered other targets and, if so, a summary of the discussions, why the registrant chose this target, whether the registrant considered other transaction structures and, if so, why the registrant chose to proceed with a merger.

Response: Please note that the proposed merger between SR Bancorp and Regal Bancorp has been revised to be an all-cash transaction. Therefore, the Form S-1 remains as a prospectus to register the SR Bancorp common stock pursuant to its initial public offering but no longer is a proxy statement for Regal Bancorp that would require disclosure of Regal Bancorp’s background of the transaction.

LUSE GORMAN, PC

Madeleine Mateo

Division of Corporation Finance

Office of Finance

March 13, 2023

List of Exhibits, page 11-3

10.    You state that certain exhibits listed in the exhibit index are denoted by an asterisk “to be filed supplementally.” Please clarify in the exhibit index that these exhibits will be filed by amendment.

Response: The Exhibit Index has been clarified.

If you have any questions, please contact the undersigned.

Very truly yours,

Marc Levy

cc:	William P. Taylor, Chairman and Chief Executive Officer, SR Bancorp, Inc.

Shannon Davis, Securities and Exchange Commission

William Schroeder, Securities and Exchange Commission

J. Nolan McWilliams, Securities and Exchange Commission

John Gorman, Esq., Luse Gorman, PC